

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 7, 2007

Mr. Mike Ulrich
Vice President and Trust Officer
The Bank of New York Trust Company, N.A., Trustee
919 Congress Avenue
Austin, TX 78701

> **Re: Mesa Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated May 18, 2007**
> **File No. 001-07884**

Dear Mr. Ulrich:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief